SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2016

Commission File Number: 001-36349

                  MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Contents

On January 28, 2016, MediWound Ltd. (the “Company”) held its extraordinary general meeting of shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on three proposals, each of which was described in more detail in the Company’s proxy statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on December 23, 2015. On December 30, 2015, the record date for the Meeting (the “Record Date”), there were 21,850,300 ordinary shares issued and outstanding. At the Meeting, there were present in person or by proxy, 12,204,659 of the Company’s outstanding ordinary shares, representing 55.86% of the Company’s ordinary shares issued and outstanding as of the Record Date. Under the Company’s Articles of Association, the Meeting was properly convened and a quorum was present.

Based on the voting results and the majority requirements for the proposals under the Israeli Companies Law 5759-1999 and the Company’s amended and restated Articles of Association, each of the proposals voted upon at the Meeting, was approved.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2014 (Registration No. 333-195517) and on Form F-3 filed with the SEC on January 25, 2016 (Registration No. 333-209106).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.

Date: January 28, 2016	By:	/s/ Sharon Malka
Name: Sharon Malka
Title: Chief Financial & Operations Officer